FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2002

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on October 22, 2002, announcing the Company's Third Quarter 2002 results

.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez

Compañía de Minas Buenaventura S.A.A

51-1-419-2538 or 51-1-471-8337

e-mail: dhuguet@buenaventura.com.pe

Web site: http://www.buenaventura.com

Patrick Kilhaney Citigate Financial Intelligence (212) 419-8308 e-mail: Patrick.Kilhaney@citigatefi.com

COMPANIA DE MINAS BUENAVENTURA S.A.A

ANNOUNCES THIRD QUARTER 2002 RESULTS

(Lima, Peru October 22, 2002) - Compania de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced a net income of S/. 123.0 million or US$33.8 million for the three-month period ended September 30, 2002. This represents an increase of 81% over the net income of S/. 68.0 million in the corresponding quarter of 2001. The Company's operating profit was S/. 50.0 million or US$13.7 million during 3Q2002, representing an increase of 155%, compared to an operating profit of S/. 19.6 million in the corresponding quarter of 2001.

Buenaventura's EBITDA in 3Q02 was US$66.6 million, which represents a 66% increase when compared to the EBITDA of US$40.1 million in the same quarter of 2001.

Sales

During 3Q2002, Buenaventura reported total sales of S/. 159.9 million, compared to S/. 134.3 million during the same period in 2001. The Company attributes the 19% increase to a higher price of goods sold. In this respect, the price of gold applicable to sales in 3Q02 was US$334.30/oz, while in 3Q01 it was US$303.91. Likewise, the price of silver in 3Q02 was US$5.33/oz, while in 3Q01 it was US$ 4.78/oz.

Sales content for the three-month period ended September 30,

	2002	2001
Gold	69,363oz	64,973oz
Silver	2,791,858oz	3,670,815oz
Lead	5,001MT	6,710 MT
Zinc	14,802MT	13,202 MT

Operations

Orcopampa produced 40,682 oz of gold during 3Q2002, which represents an increase of 6% when compared to 38,067 oz of gold in the same quarter of 2001. This production was at a cash cost of US$166.11/oz, US$ 16.02/oz higher than 3Q01, due to very important exploration activities in the Nazareno, Prometida and Natividad veins of the mine.

The Company is pleased to report that gold production at Antapite in 3Q2002 increased 27.3% to 17,516 oz of gold, compared to 13,390 oz in the corresponding quarter of 2001, at a cash operating cost of US$154.28/oz.

At Uchucchacua, a decrease in silver grade led to a 9.1% decrease in silver production, amounting to 2,338,941 oz of silver during 3Q2002, from 2,572,779 oz of silver in 3Q2001. This decrease in ore grade, led to an increase in the cash operating cost at Uchucchacua during 3Q2002, which was US$3.13/oz of silver, compared to US$2.77/oz of silver during 3Q 2001.

Buenaventura's total production during 3Q2002, which includes 100% of its operating units, 78.06% of the production of the Ishihuinca and Antapite mines, 34.58% of the production of El Brocal, and 100.0% of the production at CEDIMIN, was as follows:

	3Q02	3Q01	Var.
Gold	65,217 oz	60,191 oz	+8.3%
Silver	2,913,442 oz	3,347,298 oz	-13.0%
Zinc	7,131 MT	7,790MT	-8.5%
Lead	3,246 MT	3,413MT	-4.9%

Earnings

Earnings per ADS for the three-month period ended September 30, 2002 were US$0.53, compared to US$0.30 in the corresponding period of 2001.

Non-consolidated affiliates

Buenaventura's income from non-consolidated affiliates, attributable mainly to Yanacocha, was S/. 93.0 million in 3Q2002, representing a 63% increase compared to S/. 57.0 million in the corresponding quarter of 2002. This increase was due to an increase of 15% in the price of gold sold, which during 3Q2002 was US$314/oz of gold, compared to US$273/oz of gold in the same period of 2001, as well as to an increase in gold production.

During this quarter, Yanacocha's production increased 23.3% to 638,870 oz of gold (278,867 oz of which represents Buenaventura's share) in 3Q2002, from 518,015 oz (226,114 oz of which represents Buenaventura's share) in the corresponding quarter of 2001. On the other hand, the cash operating cost was US$125/oz of gold during 3Q2002, compared to US$124/oz of gold during 3Q2001.

The above-mentioned production and costs, confirm that Yanacocha is performing as forecast.

Dividends

Buenaventura's Board meeting, held on October 22, 2002, approved:

  A cash dividend of S/. 0.32/share, or S/. 0.64/ADS.

  A dividend of 1 common share of Sociedad Minera el Brocal S.A. to holders of 100 shares of Buenaventura, or of a fraction of 100 shares of Buenaventura.

Both dividends will be paid on December 4, 2002, to shareholders of record as of November 14, 2002, with the ex-date being November 12, 2002.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through participation in joint exploration projects. Buenaventura currently operates three mines in Peru, has controlling interests in two mining companies which own three mines in Peru and has minority interests in several other mining companies in Peru. The Company has a 43.65% ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold.

Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Exchange rate as of September 30, 2002: S/. 3.644/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 (audited) and September 30, 2002 (unaudited)
	2001	2002	2002
	S/(000)	S/(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	85,529	96,526	26,489
Trade and other accounts receivable, net	67,752	78,789	21,622
Accounts receivable from affiliates	27,160	29,639	8,133
Inventories, net	71,995	71,742	19,688
Current portion of prepaid taxes and expenses	22,927	34,471	9,460
	_________	_________	_________
Total current assets	275,363	311,167	85,392

Long-term account receivable	-	7,621	2,091
Prepaid taxes and expenses	21,957	11,339	3,112
Investments	918,715	1,116,232	306,320
Property, plant and equipment, net	356,387	360,897	99,039
Development costs and mineral lands, net	133,810	145,949	40,052
Mining concessions, net	186,099	183,027	50,227
	_________	_________	_________
Total assets	1,892,331	2,136,232	586,233
	_________	_________	_________
Liabilities and shareholders' equity
Current liabilities
Bank loans	111,377	92,434	25,366
Trade accounts payable	35,515	29,614	8,127
Accounts payable to affiliates	1,068	86	24
Other current liabilities	49,267	54,638	14,994
Current portion of long-term debt	7,117	15,444	4,238
	_________	_________	_________
Total current liabilities	204,344	192,216	52,749
Deferred income tax and workers' profit sharing	12,989	16,324	4,480
Long-term debt	132,984	122,227	33,542
	_________	_________	_________
Total liabilities	350,317	330,767	90,771
	_________	_________	_________
Minority interest	29,731	40,732	11,178
	_________	_________	_________
Shareholders' equity
Capital stock	185,173	605,125	166,060
Investment shares	499	1,637	449
Additional paid-in capital	520,757	540,258	148,260
Legal reserve	37,035	59,691	16,381
Retained earnings	782,000	533,007	146,270
Cumulative translation adjustment	5,910	40,169	11,023
Treasury shares	(19,091)	(15,154)	(4,159)
	_________	_________	_________
Total shareholders' equity	1,512,283	1,764,733	484,284
	_________	_________	_________
Total liabilities and shareholders' equity	1,892,331	2,136,232	586,233
	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating revenues
Net sales	134,259	159,875	43,873	368,749	437,271	119,998
Royalty income	14,709	22,185	6,088	39,722	53,361	14,644
	________	________	________	________	________	________
Total revenues	148,968	182,060	49,961	408,471	490,632	134,642
	________	________	________	________	________	________
Costs of operation
Operating costs	(64,838)	(68,994)	(18,934)	(180,194)	(197,684)	(54,249)
Depreciation	(9,077)	(10,373)	(2,847)	(22,047)	(29,109)	(7,988)
Exploration and development costs in operative mining sites	(17,820)	(17,237)	(4,730)	(43,265)	(46,713)	(12,819)
	________	________	________	________	________	________
Total costs of operation	(91,735)	(96,604)	(26,511)	(245,506)	(273,506)	(75,056)
	________	________	________	________	________	________
Gross margin	57,233	85,456	23,450	162,965	217,126	59,586
	________	________	________	________	________	________
Operating expenses
General and administrative	(14,083)	(17,699)	(4,857)	(41,802)	(50,752)	(13,928)
Sales	(8,147)	(5,696)	(1,563)	(21,343)	(17,036)	(4,675)
Exploration costs in non-operative mining areas	(10,549)	(7,447)	(2,044)	(33,759)	(18,388)	(5,046)
Royalties	(4,824)	(4,604)	(1,263)	(11,285)	(10,699)	(2,936)
	_________	_________	_________	_________	_________	_________
Total operating expenses	(37,603)	(35,446)	(9,727)	(108,189)	(96,875)	(26,585)
	_________	_________	_________	_________	_________	_________
Operating income	19,630	50,010	13,723	54,776	120,251	33,001
	_________	_________	_________	_________	_________	_________
Other income (expenses)
Share in affiliated companies	56,993	92,930	25,502	133,919	164,100	45,033
Financial income	3,883	2,074	569	8,601	6,295	1,727
Gain (loss) from exposure to inflation	985	(2,952)	(810)	3,405	(6,084)	(1,670)
Financial expenses	(6,929)	(4,163)	(1,142)	(10,485)	(11,869)	(3,257)
Amortization of mining concessions	(1,554)	(5,060)	(1,389)	(4,669)	(13,421)	(3,683)
Loss from sale of subsidiary's shares	-	-	-	-	(6,605)	(1,813)
Other, net	(911)	4,327	1,188	(1,469)	(374)	(103)
	________	________	________	________	________	________
Total other income, net	52,467	87,156	23,918	129,302	132,042	36,234
	________	________	________	________	________	________
Income before income tax and minority interest	72,097	137,166	37,641	184,078	252,293	69,235
Income tax	(5,876)	(6,236)	(1,711)	(13,173)	(17,360)	(4,764)
	________	________	________	________	________	________
Income before minority interest	66,221	130,930	35,930	170,905	234,933	64,471
Minority interest	1,826	(7,899)	(2,168)	(435)	(12,814)	(3,516)
	________	________	________	________	________	________
Net income	68,047	123,031	33,762	170,470	222,119	60,955
	_________	_________	_________	_________	_________	_________
Basic and diluted net income per share, stated in Peruvian nuevos soles and U.S. dollars	0.53	0.97	0.27	1.34	1.75	0.48
	_______ _	________	________	________	________	____ ____

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	136,384	152,909	41,962	384,499	435,595	119,537
Collection of dividends	-	-	-	15,258	-	-
Collection of royalties	11,425	15,563	4,271	38,721	46,413	12,738
Collection of interest	3,958	4,206	1,154	11,691	8,415	2,309
Payment to suppliers and third parties	(38,874)	(65,768)	(18,047)	(181,386)	(180,574)	(49,554)
Payment to employees	(24,441)	(24,480)	(6,718)	(75,725)	(85,649)	(23,504)
Exploration expenditures	(23,955)	(20,259)	(5,560)	(64,996)	(52,252)	(14,339)
Payment of interest	(10,447)	(5,475)	(1,502)	(16,997)	(11,427)	(3,136)
Payment of royalties	(4,301)	(6,934)	(1,903)	(10,762)	(12,771)	(3,504)
Payment of income tax	(4,574)	(5,702)	(1,565)	(13,507)	(15,920)	(4,369)
	________	________	________	________	________	________
Net cash and cash equivalents provided by operating activities	45,175	44,060	12,092	86,796	131,830	36,178
	________	________	________	________	________	________
Investing activities
Purchase of property, plant and equipment, net	(48,129)	(15,913)	(4,367)	(93,608)	(42,142)	(11,565)
Development expenditures	(45,900)	(9,330)	(2,560)	(70,093)	(30,186)	(8,284)
Purchase of investments	(1,127)	-	-	(5,806)	(13,482)	(3,700)
	________	________	________	________	________	________
Net cash and cash equivalents used in investing activities	(95,156)	(25,243)	(6,927)	(169,507)	(85,810)	(23,549)
	________	________	________	________	________	________

Net cash and cash equivalents provided by (used in) financing activities	51,625	(5,821)	(1,599)	143,830	(34,223)	(9,391)
	________	________	________	________	________	________
Net increase in cash and cash equivalents during the period	1,644	12,996	3,566	61,119	11,797	3,238
Loss from exposure to inflation of cash and cash equivalents	(44)	(904)	(248)	(98)	(800)	(220)
Cash and cash equivalents at beginning of period	81,468	84,434	23,171	22,047	85,529	23,471

	________	________	________	________	________	________
Cash and equivalents at period-end	83,068	96,526	26,489	83,068	96,526	26,489
	________	________	________	________	________	________

	For the three-month periods ended September 30			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash and cash equivalents provided by operating activities
Net income	68,047	123,031	33,762	170,470	222,119	60,955
Add (deduct)
Depreciation	9,077	10,373	2,847	22,047	29,109	7,988
Amortization of mining concessions	1,554	5,060	1,389	4,669	13,421	3,683
Amortization included in exploration and development costs in operative mining units	4,414	4,425	1,214	12,028	12,849	3,526
Minority interest	(1,826)	7,899	2,168	435	12,814	3,516
Net cost of retired property, plant and equipment	1,973	1,192	327	3,477	2,633	723
Loss (gain) from exposure to inflation	(985)	2,952	810	(3,405)	6,084	1,670
Expense of deferred income tax and workers' profit sharing	-	124	34	-	3,335	915
Loss on sale of property, plant and equipment	-	-	-	-	4,283	1,175
Loss on sale of subsidiary's shares	-	-	-	-	6,605	1,813
Share in affiliated companies, net of dividends received	(56,993)	(92,930)	(25,502)	(118,661)	(164,100)	(45,033)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(26,289)	(11,319)	(3,106)	31,916	(22,172)	(6,085)
Inventories	6,602	(786)	(216)	1,207	1,097	301
Prepaid taxes and expenses	(4,570)	(3,728)	(1,023)	(15,681)	(1,520)	(417)
Increase (decrease) of operating liabilities
Trade accounts payable and other current liabilities	44,171	(2,233)	(612)	(21,706)	5,273	1,448
	_________	_________	_________	_________	_________	________
Net cash and cash equivalents provided by operating activities	45,175	44,060	12,092	86,796	131,830	36,178
	_________	_________	________	_________	_________	_______

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 28, 2002